June 17, 2016

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson

Re:	Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended November 27, 2015 Filed January 19, 2016
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2016 with respect to our Annual Report on Form 10-K for the fiscal year ended November 27, 2015 (the “Report”), filed on January 19, 2016. Our response to the Comment letter is set forth below. For your convenience, the Staff’s comment has been incorporated into this response letter.

Notes to Consolidated Financial Statements
Note 4. Fair Value Measurements, page 75

1.
We note from your response to comment 1 that you rely on independent pricing services to value the majority of your fixed income securities and that these valuations are sometimes based on market transactions involving identical assets. We also note in your proposed disclosure that you routinely perform independent price tests of a sample of securities to ensure proper valuation. Please address the following:

•	Tell us whether you receive a value for each individual security and if so, is the valuation ever based on quoted prices in active markets for identical assets or Level 1 inputs?

•
If the answer is yes to the above bullet point, explain how you determined it was appropriate under ASC 820 to classify all of your fixed income securities as Level 2 instead of Level 1, when applicable.

•	Tell us what information the independent pricing service provides in order for you to determine the fair value of your investment securities portfolio and the related disclosures.

•
Describe your internal controls over the valuation of your investment securities and the related fair value disclosures. Discuss the controls in place to ensure that models and assumptions used by your pricing services reflect those used by market participants and the controls over the level determination for a fair value measurement. In addition, describe your process for performing independent price tests along with the frequency and how the sample of securities is determined.

We respectfully acknowledge the Staff’s further inquiry regarding our fair value measurements. Our responses to the above questions are as follows:

Yes, we do receive a value for each individual security. The detail for each security includes the date and time the price was updated and the external pricing source. Pricing models are used for all of our fixed income securities, and we do not receive specific information on the detailed inputs into the pricing models by security. It is possible that a quoted price in an active market for the identical asset was used as an input into the model; however all prices are calculated prices based on multiple inputs which may also include recently executed transactions of similar securities, market place quotes, benchmark yields, issuer spreads off benchmark yields, interest rates and U.S. Treasury or swap curves.

The independent pricing service recommends a fair value level based on asset type, and in all cases a Level 2 classification of our securities based on asset type was recommended. In addition, we review the detail by individual security provided by the independent pricing service to validate the fair value level recommended by security is Level 2 classification at the reporting date.

In addition, ASC 820-10-35-41C provides a reporting entity that holds a large number of similar assets or liabilities with a practical expedient for measuring fair value using an alternative pricing method that does not rely exclusively on quoted prices.

Specifically, under ASC 820-10-35-41C, “A reporting entity shall not make an adjustment to a Level 1 input except in the following circumstances:

a.
When a reporting entity holds a large number of similar (but not identical) assets or liabilities (for example, debt securities) that are measured at fair value and a quoted price in an active market might be available but not readily accessible for each of those assets or liabilities individually, (that is, given the large number of similar assets or liabilities held by the reporting entity, it would be difficult to obtain pricing information for each individual asset or liability at the measurement date). In that case, as a practical expedient, a reporting entity may measure fair value using an alternative pricing method that does not rely exclusively on quoted prices (for example, matrix pricing). However, the use of an alternative pricing method results in a fair value measurement categorized within a lower level of the fair value hierarchy.”

As such, given we do not receive specific information on detailed inputs into the pricing models by security from our independent pricing service and our use of the practical expedient due to the large number of securities we hold for which a quoted price in an active market might be available but not readily accessible for each security, we believe classification of all of our fixed income securities as Level 2 is appropriate.

From an internal control standpoint, no less than annually, we review the controls and processes of our independent pricing service to ensure there have been no significant changes to their pricing methods. The independent pricing service controls include daily reconciliation of price changes and mandatory research of price changes above certain tolerance levels. In addition, we review their Service Organization Controls “SOC” 1 report annually.

Also, at each reporting date, we obtain valuations from alternative sources for each security, primarily from our external investment managers, and compare those with the valuations provided by our independent pricing service. Where the variance between the two sources differs by more than a certain tolerance level for any of four values by security: par value, fair value, amortized cost and accrued interest, we investigate the variance, including performing an independent price test for that specific security.

Lastly, we review the aggregate values on a total portfolio basis between the independent pricing service and the alternative sources. We compare the same four values on a total portfolio basis: par value, fair value, amortized cost and accrued interest. Any variances over a certain tolerance level by portfolio are further researched by security.

In substantially all cases, after understanding the differences causing the variation, the fair value determined by our independent pricing service is the value used.

* * *
Adobe further acknowledges that:

•	Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ Mark Garrett
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Mike Dillon (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)